FORM 6-K

                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549


                  Report of Foreign Private Issuer


                 Pursuant to Rule 13a-16 or 15d-16
              of the Securities Exchange Act of 1934


                           14 April 2003


                             mmO2 plc


                        Wellington Street
                Slough, Berkshire SL1 1YP, England

             (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F..X...    Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes .....   No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Disposal sent to the London Stock Exchange on 14 April 2003.



press release

PR0314

                mmO2 TO SELL ITS DUTCH BUSINESS FOR EUR25 MILLION

Released:  14 April 2003

mmO2 plc ("mmO2" or "the Group") today announced that it has agreed the sale of its wholly owned Dutch subsidiary, O2 (Netherlands) BV ("O2 Netherlands"), to Greenfield Capital Partners, an independent private equity and corporate finance group with existing interests in the fixed telecoms sector, for EUR25 million in cash. This will take the form of the sale of all shares in O2 Netherlands. The transaction is subject to final competition clearance in the Netherlands and is expected to close by the end of May 2003.

In the year to 31 March 2002, O2 Netherlands had a turnover of GBP200 million, with an EBITDA loss of GBP51 million and an operating loss before goodwill and exceptional items of GBP119 million. mmO2 expects the sale to result in a provision for loss on disposal in the order of GBP1.4 billion which will be treated as an exceptional item in the year ended 31 March 2003. The sale proceeds will be used to fund the operations of the ongoing core businesses of the Group.

At the time of its interim results last November, mmO2 indicated that a number of options for the future of O2 Netherlands were being considered. Today's announcement follows a comprehensive review of the highly competitive, five-player, Dutch market. The review highlighted that, whilst O2 Netherlands is expected to deliver positive EBITDA in the second half of the year ended 31 March 2003 and to be close to EBITDA break-even for the full year, it lacks the critical mass to fit the Group's value creation strategy in the longer term.

Peter Erskine, chief executive officer of mmO2, said: "We believe that this deal is in the best interests of mmO2 shareholders and also represents a good opportunity for the Dutch business, its employees, customers and suppliers going forward. The Greenfield offer enabled us to sell at a realistic valuation given market conditions in the Netherlands. We remain focussed on our strategy of delivering organic growth and continuing to improve the operational performance
- and, therefore, the value - of the Group's businesses in core markets."

Stef van Doesburg, partner of Greenfield Capital Partners, stated: "Today's agreement opens up an exciting new future for O2 Netherlands, its customers and employees. The business is complementary to our existing telecoms portfolio which includes Enertel NV, the number two dial-up telecoms operator in the Dutch market. This acquisition supports our overall strategy of investing in companies that offer a competitive range of fixed and mobile services."

Going forward, the disposal will result in a slight improvement in mmO2's EBITDA margin. There will be a minimal effect on the Group's revenue and absolute EBITDA.


                                     -ends-

Note to Editors

O2 Netherlands

O2 Netherlands (previously known as Telfort Mobiel) became a wholly owned business of the Group in November 2001 following the formation of mmO2 plc as a full independent FTSE 100 company after its demerger from BT.

The Dutch business was founded in September 1996 as a joint venture between BT and Nederlandse Spoorwegen N.V., the Dutch railway company, with BT holding a 50 per cent stake. Initially, the business provided fixed line services only, but in February 1998, it was awarded a mobile licence in the Netherlands and in October 1998 it launched its GSM mobile network operations. In July 2000, BT completed the acquisition of the remaining 50 per cent in the Telfort Group for GBP1,207 million. Also in July 2000, the Telfort Group was awarded one of the five 3G (UMTS) licences for the Netherlands at a cost of GBP266 million and launched GPRS (2.5G) services to the business sector in March 2001. As a result of the formation of mmO2, the fixed line business of the Telfort group were separated from its mobile business.

O2 Netherlands currently has some 750 employees and had approximately 1.25 million (937,000 pre-pay and 309,000 post-pay) customers as at 31 December 2002.

Turnover of O2 Netherlands for the year to 31 March 2002 was GBP200 million with an EBITDA loss of GBP51 million and an operating loss before goodwill and exceptional items of GBP119 million. Revenues for the six months to 31 September 2002 were GBP127 million, with an EBITDA loss of GBP9 million and an operating loss before goodwill and exceptional items of GBP49 million. Capital expenditure for the year to 31 March 2002 was GBP250 million and for the six months to 31 September 2002 was GBP31 million. Net assets of O2 Netherlands at 31 March 2002 amounted to GBP1.3 billion.

Greenfield Capital Partners

Greenfield Capital Partners, based in Naarden, the Netherlands, is an independent private equity and corporate finance group offering financial services through its two business units, Greenfield Private Equity and Greenfield Corporate Finance.

Greenfield Private Equity has managed investment funds since the mid 1990s and currently has more than 10 funds under management. Targetting a number of sectors including technology, media and telecoms (TMT), sports and leisure, it invests in companies or funds located in Benelux, Western Europe and the United States. In August 2002 Greenfield's TMT fund, NEThave N.V., acquired Enertel, the Dutch business of Energis.

Greenfield Corporate Finance provides a full range of corporate finance advisory services, including mergers and acquisitions, divestments and fund raisings. Clients comprise small and mid-sized companies in most sectors.

mmO2 Contacts:

Richard Poston                                    David Boyd
Director, Corporate Communications                    Head of Investor Relations
mmO2 plc                                              mmO2 plc
richard.poston@o2.com                                 david.boyd@o2.com
t: +44 (0)1753 628039                                 t: +44 (0)1753 628230

David Nicholas                                    Simon Gordon
Head of Media Relations                               Press Relations Manager
mmO2 plc                                              mmO2 plc
david.nicholas@o2.com                                 simon.gordon@o2.com
t: +44 (0) 771 575 9176                               t: +44 (0)771 007 0698

mmO2 press office: 01753 628402


   All mmO2 Group news releases can be accessed at our web site: www.mmo2.com

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements. We may also make written or oral forward-looking statements in:

* our periodic reports to the US Securities and Exchange Commission, also known as the SEC, on Forms 20-F and 6-K;

*       our annual report and accounts and half-yearly reports;

*       our press releases and other written materials; and

* oral statements made by our officers, directors or employees to third parties.

We have based these forward-looking statements on our current plans, expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us. Forward-looking statements speak only as of the date they are made.

Statements that are not historical facts, including statements about our beliefs and expectations are forward-looking statements. Words like "believe," " anticipate," "expect," "intend," "seek," "will," "plan," "could," "may," "might, " "project," "goal," "target" and similar expressions often identify forward-looking statements but are not the only ways we identify these statements.

These statements may be found in this document generally. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in the above-mentioned reports, releases and statements.

If any one or more of the foregoing assumptions are ultimately incorrect, our actual results may differ from our expectations based on these assumptions. Also, the sector and markets in which we operate may not grow over the next several years as expected, or at all. The failure of these markets to grow as expected may have a material adverse effect on our business, operating results and financial condition and the market price of our ordinary shares and ADSs.

The information on our web site, any web site mentioned in this document or any web site directly or indirectly linked to our or any other web site mentioned in this document is not incorporated by reference into this document and you should not rely on it.

                             SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 14 April 2003                   By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary